

Mail Stop 4631

July 8, 2009

via U.S. mail and facsimile

Mr. Chen Gao, President and CEO
American Metal & Technology, Inc.
633 W. 5th Street, 28th Floor
Los Angeles, CA 90071

> **RE: American Metal & Technology, Inc.**
> **Form 8-K Item 4.01**
> **Filed June 24, 2009**
> **Form 8-K/A Item 4.01**
> **Filed July 7, 2009**
> **File No. 33-19048-NY**

Dear Mr. Gao:

We have completed our review of your filing and amendment and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant